UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.

(Translation of registrant’s name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark file annual reports under cover of file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐Form 40-F ☒

Exhibits 99.1, 99.2 and 99.5 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-291778).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2026 and 2025

99.2	Management’s Discussion and Analysis for the six-month period ended June 30, 2026

99.3	Certification of Interim Filings by the CEO

99.4	Certification of Interim Filings by the CFO

99.5	Consent of Eric Desaulniers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: August 12, 2026	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary